Exhibit 12(b)

 CLECO POWER
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
	For the three months ended June 30, 2001	For the six months ended June 30, 2001	For the twelve months ended June 30, 2001
(In thousands, except ratios)

Earnings	$ 12,346	$ 21,170	$ 51,569
Income taxes	6,451	10,901	27,115

Earnings from continuing operations before income taxes	$ 18,797	$ 32,071	$ 78,684
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Fixed charges:
Interest, long-term debt	$ 6,089	$ 12,220	$ 24,391
Interest, other (including interest on short-term debt)	1,122	2,294	4,165
Amortization of debt expense, premium, net	225	449	905
Portion of rentals representative of an interest factor	17	220	545

Total fixed charges	$ 7,453	$ 15,183	$ 30,006
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Earnings from continuing operations before
income taxes and fixed charges	$ 26,250	$ 47,254	$ 108,690
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Ratio of earnings to fixed charges	3.52x	3.11x	3.62x
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